SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                MICROFRAME, INC.
                                ----------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                      ----
                                 (CUSIP Number)

                                 Daniel A. Bock
                         5611 N. 16th Street, Suite 300
                     Phoenix, Arizona 85016, (602) 279-9411
                     --------------------------------------
                 (Name, address and telephone number of persons
                authorized to receive notices and communications)

                                  June 27, 1996
                                  -------------
                      (Date of Event which requires filing
                               of this statement)
                   -----------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.____

________________________________________________________________________________
1. Names of reporting persons S.S. or I.R.S. Identification Nos. of above persons.

         Alpha Investments, LLC Tax I.D. No.   Being applied for
________________________________________________________________________________
2.       Check the appropriate box if a member of a group (see instructions).

         (a)  N/A
         (b)  N/A
________________________________________________________________________________
3.       SEC use only
________________________________________________________________________________
4.       Source of funds (see instructions).

         WC.
________________________________________________________________________________
5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

         N/A.
________________________________________________________________________________
6.       Citizenship or place of organization.

         Arizona.
________________________________________________________________________________

         Number of Shares            7.     Sole Voting Power          336,000
         Beneficially Owned          8.     Shared Voting Power          -0-
         by each Reporting           9.     Sole Dispositive Power     336,000
         Person With                10.     Shared Dispositive Power     -0-
________________________________________________________________________________
11.      Aggregate amount beneficially owned by each reporting person.

         336,000 shares.
________________________________________________________________________________
12.      Check if the aggregate amount in row (11) excludes certain shares
         (see instructions).
         N/A.
________________________________________________________________________________
13.      Percent of class represented by amount in row (11).

         6.7%
________________________________________________________________________________
14.      Type of reporting person (see instructions).
         OO - Limited Liability Company
________________________________________________________________________________

Item 1.           Security and Issuer.

                  Common Stock, $0.001 par value, of Microframe, Inc.

                  Microframe, Inc.
                  21 Meridian Road
                  Edison, New Jersey 08820

Item 2.           Identity and Background.

                  (a) Alpha Investments, LLC, an Arizona limited liability company

                  (b)      5611 North 16th Street, Suite  300, Phoenix,  Arizona
                           85016

                  (c) The limited liability company was formed strictly to invest in the securities of the issuer.

                  (d)      No.

                  (e)      No.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On or about May 6, 1996, Alpha Investments LLC purchased 112,000 Units of the issuer each Unit consisting of 112,000 shares of the issuer's common stock, Class A Warrants to purchase an additional 112,000 shares of the issuer's common stock at a purchase price of $1.50 per share and Class B Warrants to purchase an additional 112,000 shares of the issuer's common stock at a purchase price of $2.00 per share. The source of the funds used by Alpha Investment LLC to purchase all of the issuer's securities was the working capital of the limited liability company, none of which were derived from borrowed funds.

Item 4.           Purpose of Transaction.

                  The purpose of filing this Schedule is to report the reporting person's initial ownership of over 5% of the issuer's outstanding common stock after receiving the issuer's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1996. The reporting person had previously inquired with the issuer as to its ownership position, but was advised by the issuer that its ownership position was under 5% of the outstanding common stock. The purpose of the reporting person in acquiring the securities of the issuer is for investment. The reporting person has no plans or proposals which would relate to or result in:

                  (a)      The   acquisition   by  any   person  of   additional
                           securities of the issuer, or the disposition of securities of the issuer; provided however reporting person is aware that one of its members, Daniel Lemberg, owns additional shares of issuer.

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; provided however Daniel Bock has introduced a company to issuer that is a potential acquisition.

                  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; provided however the issuer has asked Daniel Bock to become a member of the Board of Directors of issuer. Presently Mr. Bock is reviewing the request.

                  (e) Any material change in the present capitalization or dividend policy of the issuer;

                  (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to be listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Act; or

                  (j)      Any action similar to any of those enumerated above.



Item 5.           Interest in Securities of the Issuer.

                  (a) Aggregate Number of Shares Beneficially Owned and Percentage of the Class of Securities.

                           336,000 shares(1); 6.7%

                  (b)      Sole Power to Vote        - 336,000(1)
                           Shared Power to Vote      - 0
                           Sole Dispositive Power    - 336,000(1)

                           Shared Dispositive Power  - 0

                  (c) There were no transactions in the issuer's securities that were effected during the past sixty days.

                  (d)      N/A

                  (e)      N/A

                  ___________________________
                  (1) Includes 112,000 shares of common stock issuable upon the exercise of Class A warrants and 112,000 shares of common stock issuable upon the exercise of Class B Warrants.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

                  The issuer agreed with the reporting person that it would register the reporting person's shares of common stock and shares of common stock issuable upon the exercise of the Class A and B Warrants. The issuer further agreed to grant the reporting person unlimited piggy-back registration rights.


Item 7.           Material to be Filed as Exhibits.

                  N/A

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  August 16, 1996.
                                           ALPHA INVESTMENTS, LLC


                                           /s/ Daniel A. Bock
                                           -------------------------------------
                                           Daniel A. Bock, Administrative Member
                                        6